Exhibit 21.1

Subsidiaries of Intermedia Cloud Communications, Inc.

Name	Jurisdiction of Formation

AccessLine Communications Corporation	Delaware

AccessLine Holdings, Inc.	Delaware

Akazio Inc.	Delaware

Akazio UK Ltd	England and Wales

Intermedia Holdings, Inc.	Delaware

Intermedia Limited Liability Company	Russia

Intermedia Technologies Company Limited	England & Wales

Intermedia Technologies Company Ltd, Netherlands Branch Office	Netherlands

Intermedia Technologies Georgia LLC	Republic of Georgia

Intermedia Technologies Japan G.K.	Japan

Intermedia Technologies Kazakhstan LLP	Kazakhstan

Intermedia Voice Services, Inc.	Delaware

Intermedia (UK) Holdings, Ltd.	England & Wales

Intermedia.net Australia Pty. Ltd.	Australia

Intermedia.net Technologies Canada, Inc.	Canada

Intermedia.net, Inc.	Delaware

Ivy Intermedia Holdings, Inc.	Delaware

SaaSID Limited	England & Wales

Serverdata.net, Inc.	Delaware

Telanetix, Inc.	California

Telanetix, Inc.	Delaware